Pricing Supplement No.3 Dated August 18, 1999
(To Prospectus and Prospectus Supplement Dated May 27, 1999)
                                                                  Rule 424(b)(3)
                                                          Registration Statement
                               U.S. $8,000,000,000                 No. 333-75177
                            FORD MOTOR CREDIT COMPANY
                    MEDIUM-TERM NOTES DUE MORE THAN 9 MONTHS
                               FROM DATE OF ISSUE


         Ford Motor Credit Company has designated $500,000,000 aggregate principal amount of its Medium-Term Notes Due More Than 9 Months From Date of Issue having the specific terms set forth below. Merrill Lynch, Pierce, Fenner & Smith Incorporated has agreed to purchase the Notes at a price of 100% of their principal amount for resale at varying prices related to prevailing market prices determined by Merrill Lynch, Pierce, Fenner & Smith at the time of resale. See the accompanying Prospectus and Prospectus Supplement for further information regarding the Notes described in this Pricing Supplement.


         Issue Date:                 August 18, 1999

         Principal Amount:           $500,000,000

         Interest Rate Basis:        USD-Prime-H.15 (as hereinafter
                                     defined)

         Spread:                     Minus 276 basis points (2.76%)

         Interest Payment
         Dates: Quarterly on the 18th day of the months of February, May, August and November commencing November 18, 1999

         Maturity:                   August 18, 2000

         Interest Reset Dates:       Daily

         Interest Determination
         Date:                       Interest Reset Date

         Calculation Agent:          The Chase Manhattan Bank


                              DESCRIPTION OF NOTES


         The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the Notes set forth in the accompanying Prospectus Supplement and of the Debt Securities set forth in the accompanying Prospectus, to which descriptions reference is hereby made. All terms used but not defined herein which are defined in the accompanying Prospectus or Prospectus Supplement shall have the meanings therein assigned to them.

INTEREST

         The per annum interest rate on the Notes (the "Interest Rate") in effect for each day of an Interest Period will be equal to USD-Prime-H.15 minus 276 basis points (2.76%). The Interest Rate for each Interest Period will be reset on each Business Day during the period commencing with August 18, 1999 and ending the second Business Day immediately preceding the Maturity (each such day an "Interest Reset Date"); provided, however, that the first Business Day preceding any Interest Payment Date be shall not be deemed to be an Interest Reset Date. "Interest Period" shall mean the period from and including an Interest Reset Date to but not including the next succeeding Interest Reset Date, and in the case of the last Interest Period in an Interest Payment Period, from and including the second Business Day preceding such Interest Payment Date or the Maturity, as the case may be. "Business Day" shall mean any day that is not a Saturday or a Sunday and that, in The City of New York, is not a day on which banking institutions are generally authorized or obligated by law to close. "Interest Payment Period" shall mean the period from and including an Interest Payment Date, or in the case of the first such period, August 18, 1999, to and including the day prior to the next Interest Payment Date and, in the case of the last such period, to but not including the Maturity.

         "USD-Prime-H.15" shall be calculated by the Calculation Agent and shall mean for each Interest Reset Date the prime rate or base lending rate as published in H.15(519) by 3:00 p.m., New York City time, on such Interest Reset Date opposite the caption "Bank Prime Loan". If on the Calculation Date for an Interest Payment Period such rate for an Interest Reset Date in that Interest Payment Period is not yet published in H.15(519), the rate for that Interest Reset Date will be the rate set forth in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, for that day opposite the caption "Bank Prime Loan". If on the Calculation Date for an Interest Payment Period such rate for an Interest Reset Date in that Interest Payment Period is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source, USD-Prime-H.15 for that Interest Reset Date shall be the average of the rates of interest publicly announced by each bank that appears on the Reuters Screen US PRIME 1 Page as such bank's prime rate or base lending rate as in effect on that Interest Reset Date or, if at least one rate but fewer than four rates appear on the Reuters Screen US PRIME 1 Page for that Interest Reset Date, the rate determined as if "USD-Prime-Reference Banks" had been selected. If USD-Prime-H.15 cannot be determined as provided above for any Interest Reset Date, then USD-Prime-H.15 for that Interest Reset Date shall be the rate in effect on the prior Interest Reset Date. "H.15(519)" means the weekly statistical release designated as such, or any successor publication, published by the Federal Reserve System Board of Governors. "H.15 Daily Update" means the daily update of H.15(519), available through the world-wide-web site of the Board of Governors of the Federal Reserve System at http//www.bog.frb.fed.us/release/h15/update, or any successor site or publication. "Reuters Screen US PRIME 1 Page" means the display page designated as page "US PRIME 1 Page" on the Reuters Monitor Money Rates Service (or such other page as may replace the US PRIME 1 Page on that service for the purpose of displaying prime rates or prices comparable to USD-Prime-H.15 ). "USD-Prime-Reference Banks" means that the rate for an Interest Reset Date will be the average of the rates of interest publicly announced by each Reference Bank as its U.S. Dollar prime rate or base lending rate as in effect for that day. "Reference Banks" means three major banks in New York City selected by the Reference Agent. The "Calculation Date" pertaining to any Interest Period occurring in an Interest Payment Period shall be the second Business Day preceding the last day of such Interest Payment Period.

         The amount of interest for each day that the Notes are outstanding (the "Daily Interest Amount") will be calculated by dividing the Interest Rate in effect for such day by 360 and multiplying the result by the principal amount of the Notes. The amount of interest to be paid on the Notes for each Interest Payment Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Payment Period.

         In any case in which an Interest Payment Date is not a Business Day, payment of interest shall be made on the next succeeding Business Day and the Interest Payment Period scheduled to end on such Interest Payment Date shall end on such next succeeding Business Day. If the Maturity is not a Business Day, payment of principal and interest shall be made on the next succeeding Business Day and no interest will accrue for the period from and after the Maturity.

         The Interest Rate will in no event (i) be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application, or (ii) be less than zero.

         The Interest Rate for each Interest Period and the amount of interest to be paid on the Notes for each Interest Payment Period will be determined by the Calculation Agent. All calculations made by the Calculation Agent shall in the absence of manifest error be conclusive for all purposes and binding on Ford Credit and the holders of the Notes. So long as USD-Prime-H.15 is required to be determined with respect to the Notes, there will at all times be a Calculation Agent. In the event that any then acting Calculation Agent shall be unable or unwilling to act, or that such Calculation Agent shall fail duly to establish USD-Prime-H.15 for any Interest Period or the Interest Rate for any Interest Period, or that Ford Credit proposes to remove such Calculation Agent, Ford Credit shall appoint itself or another person which is a bank, trust company, investment banking firm or other financial institution to act as the Calculation Agent.


                               MERRILL LYNCH & CO.